

Mail Stop 7010

October 23, 2007

via U.S. mail and facsimile

Michael Caliel, Chief Executive Officer
Integrated Electrical Services, Inc.
1800 West Loop South, Suite 500
Houston, Texas 77027-3233

> **RE: Integrated Electrical Services, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2006**
> **Filed December 21, 2006**
> **File No. 001-13783**

Dear Mr. Caliel:

We have reviewed your response letter dated August 24, 2007 and have the following additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2006

Consolidated Statements of Cash Flows, page 50

1. We note your response to comment 4 in our letter dated July 26, 2007. Specifically, we note that you have included legal costs, which specifically relate to your Chapter 11 filing, as financing activities. However, the cash flow statement example in Appendix A of SOP 90-7 presents professional fees paid for services rendered in connection with the Chapter 11 proceeding as an operating activity. Furthermore, it does not appear the legal fees, as described, meet the definition of a financing activity per paragraphs 18-20 of SFAS 95. As such, please revise your presentation in future filings to reflect the legal costs associated with the Chapter 11 filing and proceedings as an operating activity instead of a financing activity.

2. We note your revised accounting policy disclosure included in your June 30, 2007 Form 10-Q in response to comments 6, 7 and 8 in our response letter dated July 26, 2007. For your fixed price maintenance and repair work contracts, we note that those contracts extend over periods typically longer than one year. We

further note that you recognize revenue "when the services are performed." As such, it is unclear at what point over these fixed price contracts you are recognizing revenue. Please provide us with the disclosure you intend to include in future filings to clarify when you are recognizing revenue for these contracts. Refer to SAB Topic 13.A:1. and Question 2 of SAB Topic 13.A:3.f. for guidance.

3. We note your statement regarding the recognition of revenue for your maintenance and repair work service contracts that you recognize a provision for estimated losses when such losses are determined. It is unclear to us how such policy complies with the guidance in SAB Topic 13. Please advise. Please also tell us the amount of such provisions for each period presented in your September 30, 2006 Form 10-K and June 30, 2007 Form 10-Q.

Note 16 – Commitments and Contingencies, page 88

Other Commitments and Contingencies, page 91

4. We note your response to comment 10 in our letter dated July 26, 2007. However, it remains unclear whether you have recognized a payable and corresponding expense for the $1.4 million in backcharges for which you believe payment is probable in accordance with paragraph 77 of SOP 81-1. As previously stated, the collectibility/realizability of your accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts should be assessed separately. Finally, we note your disclosure within note 9 on page 27 of your June 30, 2007 Form 10-Q that the remaining claim associated with the backcharges is approximately $4.4 million even though the amount of backcharges is $3.7 million. Please advise and revise your disclosure in future filings to clarify your accounting, to provide a description of the nature of the entire claim including the backcharges, and the amounts of the backcharges and the other portion of the claim.

Form 10-Q for the Fiscal Quarter Ended June 30, 2007

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Results of Operations for the Nine Months Ended June 30, 2007 Compared to the Nine Months Ended June 30, 2006, page 34

5. We note your response to comment 2 in our letter dated July 26, 2007 and your continued presentation of the combined results for the nine months and three-months ended June 30, 2006. We continue to refer you to paragraph 40 of SOP 90-7 which states, "Fresh-start financial statements prepared by entities emerging from Chapter 11 will not be comparable with those prepared before their plans

were confirmed because they are, in effect, those of a new entity. Thus, comparative financial statements that straddle a confirmation date should not be presented." Furthermore, we continue to believe that the presentation of these non-GAAP measures violates Item 10(e) of Regulation S-K. As previously requested, please remove this presentation in future filings. Please note that you should fully discuss each of the predecessor and successor periods presented by addressing any material items, events, transactions, et cetera that occurred in each period in accordance with Item 303 of Regulation S-K.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Tracey Houser at (202) 551-3736 or, me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief